Filed by: Blockchain Moon Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

DLTx ASA

Blockchain Moon Acquisition Corp.

(Commission File No.: 001-40922)

January 20, 2023

DLTx ASA: Q4 Filecoin performance

2022 was a difficult year for the decentralized economy. The collapse of centralized entities such as LUNA, Celsius, Three Arrows Capital, and FTX created a contagion that continues to impact the industry. Filecoin (“FIL”) was no exception, experiencing a decline of ~91% from the start of the year.

This decline in the market price of FIL did not affect DLTx’s production nor place the company in an adverse situation with its creditors. As previously noted, DLTx’s loans are denominated in the underlying tokens, which insulates the company from such market downturns.

On the operations side, DLTx Cloud is onboarding clients, generating revenue, and developing additional revenue streams. The current infrastructure continues to develop, and we believe it will continue to provide attractive alternatives to traditional Web2 competitors.

While closing the 2022 numbers, an update to the reporting tool uncovered a technical issue that provided overstated network power numbers. As a result, the Quality Adjusted Power reported on July 1 is amended to 34,829 tebibyte (“TiB”) (from 38,730 TiB), and the third quarter number is amended to 56,599 TiB (from 63,817 TiB).

In the fourth quarter, DLTx Cloud focused solely on verified deals on the FIL protocol to leverage our committed network capacity. This is illustrated by the relatively modest growth in total Raw Power to 48,550 TiB, while Quality Adjusted Power increased by 8,689 TiB, onboarding close to 1 pebibyte of verified client data. This brings the total Quality Adjusted power to 66,730 TiB. The daily average FIL rewards have increased to 811 FIL with new highs of up to 1,037 FIL/day, an 8% increase from the last period. Fourth quarter FIL rewards totaled 74,646.5 FIL, a 30% increase from the third quarter.

For the year, the FIL protocol-based performance increased by 34,801 TiB (353%) in raw power and 52,824 TiB (480%) in Quality Adjusted Power, while the annual FIL rewards totaled 197,608 FIL.

DLTx believes that its Cloud business will continue its solid performance in 2023. DLTx has signed up to join the pilot for Compute-over-data (Bacalhau) and sealing-as-a-service (SaaS), in addition to being one of the leaders in the Enterprise Filecoin initiative (eFIL+), where new enterprise clients to the FIL network are onboarded.

DLTx expects to participate in multiple revenue streams in the FIL protocol over the next year and is actively pursuing a lineup of 30,000 TiB of raw data (a potential 300,000 TiB in Quality Adjusted Power), some of which have already started sealing.

On the retrieval side, DLTx Cloud was one of the first storage providers to successfully participate in the pilot Saturn project, a Web3 Content Delivery Network (“CDN”) in Filecoin’s retrieval market, which is currently in live production serving retrieval requests.

In summary, 2022 was a challenging year for all Web3 participants. DLTx’s management buttressed for such a downturn and the operations team continues to perform. DLTx is continually looking to increase efficiencies while adding new revenue streams to leverage its unique market position and excellent technical talent. DLTx’s management believes strongly that the winners of the next Web3 economic upcycle will be decentralized projects that add value to clients.

For further information, please contact:

Thomas Christensen, CEO, +47 922 55 444, ir@dltx.com

Roger Lund, VP Strategy, +47 95 16 11 13, ir@dltx.com

About DLTx | www.dltx.com

DLTx ASA (“DLTx”) is a vertically integrated technology company expanding Web3 capabilities by deploying blockchain infrastructure at scale across major global industries. The DLTx team is comprised of decentralists who believe in the new economy that's powered by cryptographic digital assets. The DLTx team has been at the forefront of developing and launching several of the most important protocols in the blockchain space including Ethereum, developed the first blockchain investment fund in 2014, has built out massive scale mining infrastructure since 2015, and now operates the first publicly traded company focused on powering Web3.

About Blockchain Moon | www.bmaq.io

Blockchain Moon Acquisition Corp, a Delaware corporation (“Blockchain Moon”) (NASDAQ: BMAQ, BMAQU, BMAQR, BMAQW) is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

On October 15, 2022, Blockchain Moon, announced that it executed a Business Combination Agreement (the “Business Combination Agreement”) dated as of October 14, 2022 with Malibu Parent Inc., a Delaware corporation (“New BMAC”), Hermosa Merger Sub LLC, a Delaware limited liability company, and DLTx, to acquire all the Web3 assets of DLTx, listed on the Euronext Oslo (DLTX.OL) (the transactions contemplated by the Business Combination Agreement, the ”Business Combination”).

Blockchain Moon seeks to capitalize on the extensive experience of its management team, board of directors and advisors who are both blockchain industry investors and entrepreneurs to pursue prospective targets that are high growth businesses in blockchain technologies in North America, Europe, and Asia. Blockchain Moon is led by Chairman and Chief Executive Officer Enzo Villani, Chief Financial Officer Wes Levitt, board members, John Jacobs, Michael Terpin, David Shafrir, James Haft, and special committee members, John Hopkins and Carl Johnson.

Important Information about Blockchain Moon and Where to Find It

New BMAC intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a prospectus with respect to New BMAC’s securities to be issued in connection with the proposed Business Combination and proxy statement with respect to Blockchain Moon’s stockholder meeting to vote on the proposed transaction (the “Business Combination Proxy Statement”). The Business Combination Proxy Statement will be sent to all Blockchain Moon stockholders. Blockchain Moon and New BMAC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Blockchain Moon are urged to read the registration statement and the Business Combination Proxy Statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and securityholders of Blockchain Moon will be able to obtain free copies of the registration statement and the Business Combination Proxy Statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by New BMAC or Blockchain Moon through the website maintained by the SEC at www.sec.gov. The documents filed by Blockchain Moon or New BMAC with the SEC also may be obtained free of charge upon written request to Blockchain Moon Acquisition Corp., 4651 Salisbury Road, Suite 400, Jacksonville, FL 32256.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED OF THE TRANSACTIONS DESCRIBED IN THIS PRESS RELEASE, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Caution Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this press release, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of DLTx, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Blockchain Moon and its management, and DLTx and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against DLTx, Blockchain Moon, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Blockchain Moon or the stockholders of DLTx, or to satisfy other closing conditions of the Business Combination; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet Nasdaq’s listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of DLTx as a result of the announcement and consummation of the Business Combination; (7) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) the inability of the combined company to implement its green mining strategy by entering into agreements in the future to acquire energy at its target price and power uptime; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that DLTx or the combined company may be adversely affected by other economic, business and/or competitive factors; (12) the inability to obtain financing in connection with the Business Combination; (13) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Blockchain Moon’s securities; (14) the risk that the transaction may not be completed by the Business Combination date and the potential failure to obtain a further extension of the Business Combination deadline if sought by Blockchain Moon; (15) the impact of the COVID-19 pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; (16) volatility in the markets caused by geopolitical and economic factors; and (17) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Blockchain Moon’s Form S-1 (File No. 333- 259770), its most recent Quarterly Report on Form 10-Q and registration statement on Form S-4 that New BMAC intends to file with the SEC, which will include a document that serves as a prospectus and proxy statement of Blockchain Moon, referred to as a proxy statement/prospectus, and other documents filed by Blockchain Moon from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Blockchain Moon nor DLTx gives any assurance that Blockchain Moon, DLTx or the combined company will achieve its expected results. Neither Blockchain Moon nor DLTx undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

Blockchain Moon, New BMAC and DLTx and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Blockchain Moon’s stockholders in connection with the proposed transactions. Blockchain Moon’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Blockchain Moon, New BMAC and DLTx from the proxy statement/prospectus included in the registration statement on Form S-4 to be filed by New BMAC with the SEC in connection with the Business Combination.

No Offer or Solicitation

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.